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1201 West Peachtree Street
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404-881-7000
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www.alston.com

John B. Shannon	Direct Dial: 404-881-7466	E-mail: john.shannon@alston.com
August 4, 2009
Via EDGAR Filing and Overnight Delivery
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Ms. Jessica Livingston

Re:	Whitney Holding Corporation Form 10-K Filed February 29, 2009 File No. 000-1026
Dear Ms. Livingston:
On behalf of our client, Whitney Holding Corporation (the “Company”), we are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), as set forth in your letter, dated July 21, 2009 (the “Comment Letter”) relating to the Form 10-K filed by the Company on February 29, 2009. The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter. To facilitate your review, we have reproduced below the original text of the Staff’s comments, and have included the Company’s responses immediately following such comments.
Please note that we are filing this response letter via EDGAR submission, and also are delivering a copy of the submission to your attention via overnight courier.
Form 10-K for the year ended December 31, 2008
Item 11: Executive Compensation
1. Please advise us why you have not provided the targets for the six annual incentive metrics. See Instruction 4 to Item 402(b) of Regulation S-K.
Atlanta • Charlotte • Dallas • New York • Research Triangle • Silicon Valley • Washington, D.C.

United States Securities and Exchange Commission
August 4, 2009

     Company Response:
          The Company notes the Staff’s comment and respectfully submits that we did not disclose annual bonus targets under our Executive Compensation Incentive Plan on the basis that such information constitutes confidential financial information, the disclosure of which would cause competitive harm to the Company under the criteria for non-disclosure embodied in Exemption 4 of the Freedom of Information Act.
          We believe that disclosing these confidential bonus targets could result in competitive harm by providing our competitors with strategic information which is otherwise not available to them in our public disclosures. Disclosure of the performance targets would provide competitors with information concerning the Company’s internal financial targets, which are the product of our strategic vision, financial models, business plan and assessment of the banking industry and the Company’s role in the industry.
          Disclosure of specific targets that have been established for the six metrics would unfairly give competitors insight into the Company’s internal financial forecasting and models, and how we construct our strategic business plan. Competitors may use such information to create inappropriate comparisons or expectations about financial performance and margins versus external factors or year-over-year comparisons. For example, revealing minimum and target Earnings Per Share (“EPS”) goals may allow competitors to derive rough approximations of our margins, expense levels and investments. The minimum and target EPS goals are not publicly reported and may be different from current trends and market expectations.
          In light of the Staff’s comment, in future filings, the Company will supplement its disclosure in the Compensation Discussion and Analysis to include annual bonus targets for its named executive officers to the extent such quantitative metrics provide investors with material information necessary to an understanding of the Company’s compensation policies and decisions regarding the named executive officers, in accordance with Instructions 1 and 4 of Item 402(b) of Regulation S-K.
Item 13: Certain Relationships and Related Transactions, and Director Independence
2. We note the disclosure on page 35 of Schedule 14A that loans to insiders were made on substantially the same terms as those prevailing at the time for “comparable transactions with other persons”. If true, please confirm and revise future filings to track the new language of Item 404(a) of Regulation S-K and disclose that the loans were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. Refer to Instruction 4(c) of Item 404(a) of Regulation S-K.

United States Securities and Exchange Commission
August 4, 2009

     Company Response:
          In response to the Staff’s comment, the Company confirms that loans to insiders were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender. In future filings, the Company will provide this statement consistent with the Staff’s comment by tracking the language of Item 404(a) of Regulation S-K.
* * *
As requested in the Comment Letter, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions, or require any additional information, please feel free to contact me at (404) 881-7466.
Yours truly,
/s/ John B. Shannon
John B. Shannon

cc:	John C. Hope, III Chairman of the Board and Chief Executive Officer Whitney Holding Corporation